September 1, 2023

Mr. David Matthews
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	EA Series Trust (the “Trust”)
Post-Effective Amendment No. 241 to the Registration Statement on Form N-1A (the “Amendment”)
File Nos.: 333-195493 and 811-22961 - WHITEWOLF Publicly Listed Private Equity ETF and WHITEWOLF Commercial Real Estate Finance ETF

Dear Mr. Matthews:

This correspondence responds to comments to the Trust received by the undersigned from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Amendment relating to the WHITEWOLF Publicly Listed Private Equity ETF (the “Private Equity Fund”) and the WHITEWOLF Commercial Real Estate Finance ETF (the “Real Estate Fund”, collectively the “Funds”), each a proposed new series of the Trust. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Prospectus – Combined Responses for both Funds

1.	Comment: Supplementally indicate whether the Funds’ investment adviser has a manager-of-manager exemptive order in place and will it rely on it as it relates to the management of these Funds.

Response: The Funds’ investment adviser does not have a manager-of-manager exemptive order in place as it relates to the Funds.

2.
Comment: As attachments to this response letter, please include updated pages showing the completed fee table and expense example for each Fund. Please also supplementally explain to us how you estimated Other Expenses and determined such estimate was reasonable.

Response: Each Fund’s completed fee table and expense example is attached as Exhibit A hereto. “Other Expenses” have been estimated to be 0.00% for each Fund’s initial fiscal year. This estimate is based on the commitment of each Fund’s investment adviser to pay most of the Fund’s operating expenses out of its management fee. The estimates for each Fund’s acquired fund fees and expenses have been added to the fee table and these estimates are based on an analysis of each Fund’s expected holdings in other funds.

3.
Comment: Please supplementally confirm whether short selling will be part of a Fund’s principal investment strategy. If short selling will be part of a Fund’s principal investment strategy, does the fee table include such fees expenses.

Response: Neither Fund intends to use short selling as part of its principal investment strategy. As a result, the Funds have not included the expense line items typically associated with short selling in their respective annual fund operating expense table.

 WADE BRIDGE ● PARTNER
11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211 ● p: 513.304.5605
Practus, LLP ● Wade.Bridge@Practus.com ● Practus.com

4.	Comment: Explain to what extent the Funds will participate in a securities lending program. Describe the terms of the securities lending arrangement.

Response: As currently disclosed, the Funds may participate in securities lending arrangements. However, neither Fund expects this to be a material part of its investment operations. The Funds have included a description of the securities lending program on page 6 of the Statement of Additional Information (SAI). In addition, the Funds have included a table in the SAI (see page 22) that would be updated, as applicable, to include the following information if a Fund or Funds begin participating in a securities lending program.

''Securities Lending Agent

U.S. Bank National Association is the Funds’ securities lending agent. The Funds are new and did not engage in securities lending as of the date of this SAI.

Securities Lending
Gross Income	Revenue Split*	Cash Management Fees**	Administrative Fees***	Aggregate fees/compensation	Net Income
$0	$0	$0	$0	$0	$0

*	Any share of revenue generated by the securities lending program paid to the securities lending agent(s).
**	Fees paid for cash collateral management services (including fees deducted from a pooled cash collateral reinvestment vehicle) that are not included in the revenue split.
***	Administrative fees that are not included in the revenue split; fees for indemnification that are not included in the revenue split.

The securities lending agent did not provide any securities lending services to the Fund during the Fund’s most recent fiscal period.”

5.	Comment: Please describe the non-operating expenses referred to in footnote 1 to each Fund’s fee table.

Response: The Trust has updated footnote 1 to indicate what the non-operating expenses are. See Exhibit A and in particular the italicized text in footnote 1.

6.	Comment: Please clarify LBO is referring to the Private Equity ETF in footnote 2 to the annual fund operating expense table.

Response: The Trust confirms that LBO is referring to the Private Equity Fund. The Trust has made the following revision to help clarify the use of LBO.

“INVESTMENT OBJECTIVE

WHITEWOLF Publicly Listed Private Equity ETF (the “Fund” or “LBO”) seeks long-term capital appreciation and current income.”

7.
Comment: Revise the first paragraph of the Principal Investment Strategies section, to indicate the Private Equity Fund has adopted an 80% investment policy to invest in “listed private equity companies”.

Response: The Trust has revised the first paragraph of the Principal Investment Strategies section to the following:

“The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in securities of U.S. publicly listed private equity companies. The Fund defines “listed private equity companies” as asset management firms that have direct and indirect exposure to private equity, publicly listed private equity sponsors as well as leveraged finance participants namely Business Development Companies (“BDCs”), master limited partnerships (MLPs), and other vehicles that are listed and traded on a U.S. national securities exchange and whose principal business is to invest in, lend capital to, or provide services to privately held companies (collectively, “listed private equity companies”). The strategies these listed private equity companies use when investing in, lending capital to, or providing services to privately held companies may be characterized generally as follows: buyouts or leveraged buyouts, venture capital, special situations, growth investments and private infrastructure. The Sub-Adviser intends to exclude banks, real estate-focused companies and/or real estate investment trusts from the Fund’s investment universe.”

8.	Comment: Please revise the Principal Investment Strategies section to consistently use the defined term “listed private equity companies”.

Response: The Trust has revised the section accordingly.

9.	Comment: In the section Principal Investment Strategies section, please explain the difference between direct and indirect exposure to private equity companies.

Response: The Trust has revised the section Principal Investment Strategies section to remove the reference to “direct and indirect” exposure to private equity to state the following:

The Fund defines “listed private equity companies” as asset management firms that have exposure to private equity, publicly listed private equity sponsors as well as leveraged finance participants namely Business Development Companies (“BDCs”), master limited partnerships (MLPs), and other vehicles that are listed and traded on a U.S. national securities exchange and whose principal business is to invest in, lend capital to, or provide services to privately held companies (collectively, “listed private equity companies”).

10.	Comment: Supplementally explain how “provide services to privately held companies” is appropriately tied to the definition of a “listed private equity company”. What type of services are included?

Response: The Trust believes an important component of many private equity investments is the skill, expertise, leadership and management, and general business experience a private equity investor brings to an underlying company investment. The services can involve helping a company by providing new management team members that offer a skillset or knowledge currently lacking at the company. Other services could include assisting a company with due diligence as it relates to new client opportunities, assisting with accounting and/or finance related activities.

11.
Comment: Supplementally explain what if any measures the Private Equity Fund will take to ensure it qualifies as a RIC under Sub-Chapter M of the IRS Code if the Fund intends to invest extensively in MLPs. If the level of MLP investments could compromise the Fund’s RIC status add the appropriate tax risk disclosure to the principal risks section of the prospectus.

Response: The Private Equity Fund does not intend to invest more than 25% of its gross assets in MLPs. It is expected that the Private Equity Fund will limit its exposure to 10% in MLPs. If the Private Equity Fund ever changes its investment policy as it relates to MLPs it will modify its tax disclosures accordingly.

12.	Comment: Please clarify the scope and meaning of the Private Equity Fund’s exposure to the financials sector.

Response: The Trust has modified its disclosure to indicate the Private Equity Fund expects to have significant exposure to companies that are classified within the financials sector.

13.	Comment: Please explain what you mean in the definition of a U.S. company “whose stock is listed on an exchange that trades contemporaneously with the Shares”.

Response: The disclosure is saying the Private Equity Fund’s Shares trade on a U.S. exchange just like the shares of the U.S. company. The Trust does not believe this disclosure is confusing.

14.	Comment: Please clarify CREF is referring to the Real Estate Fund in footnote 2 to the annual fund operating expense table.

Response: The Trust confirms that CREF is referring to the Real Estate Fund. The Trust has made the following revision to help clarify the use of CREF.

INVESTMENT OBJECTIVE

WHITEWOLF Commercial Real Estate Finance Income ETF (the “Fund” or “CREF”) seeks total return through dividends and capital appreciation.

15.	Comment: In the first sentence of the Principal Investment Strategies section, please add “plus borrowing for investment purposes” after “net assets.”

Response: The first sentence of the Principal Investment Strategies section has been revised as follows:

“The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of the Fund’s net assets (plus the amount of any borrowings for investment purposes) in the equity securities of U.S. publicly traded commercial mortgage real estate investment trusts (REITs) and operating companies that are primarily engaged in commercial real estate finance.”

16.	Comment: Please state whether the Real Estate Fund will focus its investments on any particular type of commercial real estate. If, yes, please revise the strategy and risk disclosure accordingly.

Response: As stated in the Principal Investment Strategies section of the prospectus, the Real Estate Fund intends to invest in the common stock of commercial real estate mortgage REITs, commercial real estate finance REITS, office REITs, industrial REITs, commercial real estate finance operating companies (not structured as REITs), as well as sponsors and asset managers who provide debt financing for commercial real estate. The Real Estate Fund intends to invest broadly as indicated by the current disclosure.

17.	Comment: In the fourth paragraph of the Principal Investment Strategies section, please explain what the “qualitative criteria” are for the Real Estate Fund’s investment strategy.

Response: The noted disclosure has been revised as follows:

“The Sub-Adviser’s security selection process applies a number of both qualitative and quantitative criteria to help identify the best investment opportunities from the Fund’s investment universe. The qualitative criteria refer to the equity securities of U.S. publicly traded commercial mortgage real estate investment trusts (REITs) and operating companies that are primarily engaged in commercial real estate finance.”

18.
Comment: The disclosure in the Premium/Discount Information sub-section that it is part the section Additional Information about the Funds’ Investment Objective and Principal Strategies should be updated to list the Private Equity Fund’s website.

Response: The Private Equity Fund’s website information has been added.

19.
Comment: In the section Additional Information about the Funds’ Investment Objective and Principal Strategies add disclosure that shareholders will be provided with at least 60 days’ advance written notice of a change to its investment objective.

Response: The Trust has added the requested disclosure.

20.	Comment: Supplementally explain if the Real Estate Fund intends to rely on Rule 12d1-4 of the Investment Company Act of 1940, as amended.

Response: The Real Estate Fund will rely on Rule 12d1-4 of the 1940 Act. The Trust has revised the disclosure found on page 14 of the prospectus to remove the references to complying with the requirements of Section 12(d)(1) of the 1940 Act.

21.
Comment: In the section Additional Information about the Funds’ Investment Objective and Principal Strategies please clarify if the disclosure regarding temporary defensive positions applies to both Funds.

Response: The disclosure applies to both Funds. The current disclosure refers to “a Fund” which the Trust believes is sufficiently clear that it applies to both Funds. The Trust has elected not to make any changes to the current disclosure.

22.
Comment: Clarify the disclosure in the Fund Management section the prospectus to clarify the roles and responsibilities of the adviser and the sub-adviser in managing each Fund’s portfolio. Include the following details in the disclosure: 1. Who is responsible for allocating each Fund’s investments? 2. Who exercises discretion over each Fund’s portfolio? and 3. Can the Adviser override the sub-adviser’s investment decision? In addition, revise the disclosure to clarify who is responsible for placing the Funds’ trades.

Response: The Trust believes the current disclosure clearly states the sub-adviser is responsible for selecting the investments for each Fund in accordance with the Fund objectives, policies and restrictions. In addition, the Trust believes the current disclosure states that the Adviser is responsible for selecting and placing a Fund’s trades. To address the other comments, the Trust has added disclosure clarifying that the sub-adviser has discretionary authority to manage each Fund’s assets pursuant to the sub-advisory agreement. In addition, disclosure has been added stating that the Adviser retains authority to exercise its right to control the overall management of each Fund’s assets. See the redline text below for the new disclosure.

“Investment Adviser

EA Advisers acts as each Fund’s investment adviser. The Adviser is located at 19 East Eagle Road Havertown, PA 19083 and is wholly-owned by Alpha Architect LLC. The Adviser is registered with the Securities and Exchange Commission (“SEC”) under the Investment Advisers Act of 1940 and provides investment advisory services solely to the Fund and other exchange-traded funds. The Adviser was founded in October 2013.

The Adviser provides trading, execution and various other administrative services and supervises the overall daily affairs of the Funds, subject to the general supervision and control of the Board. The Adviser performs its services to each Fund pursuant to the terms of an investment advisory agreement (the “Advisory Agreement”) between the EA Series Trust (the “Trust”) and the Adviser, each Fund will pay the Adviser an annual advisory fee based on its average daily net assets payable at the annual rates set forth in the table below:

Investment Sub-Adviser

Sub-Adviser: The Adviser has retained White Wolf Capital Advisors, LLC (“White Wolf” or the “Sub-Adviser”), an investment adviser registered with the SEC, to provide discretionary sub-advisory services for the Fund. White Wolf is organized as a Delaware limited liability company with its principal offices located at 501 Brickell Key Drive, Suite 104, Miami, FL 33131, and was formed in 2020. White Wolf’s parent entity, White Wolf Capital Group, Inc, a Delaware corporation (“WWCG”), was formed in 2020. Prior to their formation, White Wolf’s and WWCG’s affiliated entities began operations and founded in 2011. White Wolf offers investment management services to private pooled investment vehicles with a focus on private equity, private credit and private funds. White Wolf is responsible for determining the investment exposures for the Funds, subject to the overall supervision and oversight of the Adviser and the Board. The Adviser retains the authority, pursuant to the terms of the investment sub-advisory agreement, to exercise its right to control the overall management of each Fund’s assets. As of March 31, 2023, the Sub-Adviser had approximately [] million in total assets under management and/or advisement.”

23.	Comment: In the in the Fund Management section revise the second paragraph under the advisory fee table to align with language contained in footnote of the Funds annual fund operating expense tables.

Response: The disclosure has been revised as requested. See the revised disclosure.

“The Adviser (or an affiliate of the Adviser) bears all of the Adviser’s own costs associated with providing these advisory services and all expenses of the Funds, except for the fee payment under the Advisory Agreement, payments under the Fund’s Rule 12b-1 Distribution and Service Plan (the “Plan”), brokerage expenses, acquired fund fees and expenses, taxes (including tax-related services), interest (including borrowing costs), litigation expense (including class action-related services) and other non-routine or extraordinary expenses. Additionally, each Fund shall be responsible for its non-operating expenses (see the italicized items in the preceding sentence) and fees and expenses associated with the Fund’s securities lending program, if applicable.”

24.	Comment: Supplementally disclose what firm is going to serve as the Funds independent registered public accounting firm.

Response: The Trust selected Tait, Weller & Baker, LLP, 50 South 16th Street, Suite 2900, Philadelphia, PA 19102, to serve as the Funds’ independent registered public accounting firm.

If you have any questions regarding the above responses, please do not hesitate to contact me at (513) 304-5605 or Wade.Bridge@Practus.com.

Sincerely,

/s/ Wade Bridge

Wade Bridge
Partner

Exhibit A

Private Equity ETF

FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee[1]	0.70%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[2]	0.00%
Acquired Fund Fees and Expenses[2]	5.60%
Total Annual Fund Operating Expenses	6.30%

[1]
The Fund’s investment advisory agreement provides that the Adviser will pay substantially all expenses of the Fund, except for the fee payment under the Fund’s Investment Advisory Agreement, payments under the Fund’s Rule 12b-1 Distribution and Service Plan, brokerage expenses, acquired fund fees and expenses, taxes, interest (including borrowing costs), litigation expense and other non-routine or extraordinary expenses. Additionally, the Fund shall be responsible for its non-operating expenses (see the italicized items in the preceding sentence) and fees and expenses associated with the Fund’s securities lending program, if applicable.

2.	Other Expenses and Acquired Fund Fees and Expenses (“AFFE”) are estimated for the current fiscal year. The Fund’s investments in other funds requires the fund to report a total annual fund operating expense ratio in its prospectus fee table that accounts for both the expenses that a fund pays directly out of its assets (direct expenses), and the expense ratios of the underlying funds, including business development companies (BDCs), in which it invests, which are called AFFEs. AFFEs are indirect expenses. This disclosure is designed to provide investors with a better understanding of the actual costs of investing in a fund that invests in other funds. Accordingly, the prospectus for LBO discloses its AFFEs which are in the table above. However, because these fees are not borne directly by the Fund, they will not be reflected in the expense information in LBO’s financial statements. Information presented in the prospectus table will differ from financial highlights presented in LBO’s reports to shareholders, when available.

EXAMPLE

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$626	$1,853

 Real Estate ETF

FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee[1]	0.70%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[2]	0.00%
Acquired Fund Fees and Expenses[2]	0.00%
Total Annual Fund Operating Expenses	0.70%

[1]
The Fund’s investment advisory agreement provides that the Adviser will pay substantially all expenses of the Fund, except for the fee payment under the Fund’s Investment Advisory Agreement, payments under the Fund’s Rule 12b-1 Distribution and Service Plan, brokerage expenses, acquired fund fees and expenses, taxes, interest (including borrowing costs), litigation expense and other non-routine or extraordinary expenses. Additionally, the Fund shall be responsible for its non-operating expenses (see the italicized items in the preceding sentence) and fees and expenses associated with the Fund’s securities lending program, if applicable.

2.	Other Expenses and Acquired Fund Fees and Expenses (“AFFE”) are estimated for the current fiscal year. The Fund’s investments in other funds requires the Fund to report a total annual fund operating expense ratio in its prospectus fee table that accounts for both the expenses that the Fund pays directly out of its assets (direct expenses), and the expense ratios of the underlying funds, in which it invests, which are called AFFEs. AFFEs are indirect expenses. This disclosure is designed to provide investors with a better understanding of the actual costs of investing in a fund that invests in other funds.

EXAMPLE

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$72	$224